Annual Notice Dated May 1, 2026
DWS PERSONAL PENSION VARIABLE ANNUITY
Issued through
Transamerica Life Insurance Company

Separate Account VA HH
This Annual Disclosure Notice (“Notice”) provides certain updated information about Your DWS Personal Pension Variable Annuity, a flexible premium deferred variable annuity policy (“Policy”), which is no longer available for purchase.

Transamerica Life Insurance Company (“Transamerica”) is providing this Notice in lieu of an updated prospectus for the Policy in reliance on the Securities and Exchange Commission’s position on modernized alternative disclosures for discontinued variable annuity offerings. Updated audited financial statements for Transamerica Life Insurance Company and for Separate Account VA HH (“Separate Account”) are available, free of charge, at http://dfinview.com/Transamerica/TAHD/89346E782?site=VAVUL. In addition, current summary prospectuses, statutory prospectuses, statements of additional information, and the most recent shareholder reports for the funds available under the Policy (“Funds”) are available, free of charge, at the same website address as above. To request a free paper or e-mail copy of any of these materials, please call (800) 525-6205, Monday through Thursday 8 - 6:30, or Friday 8 - 5:30 ET.

Your Policy prospectus dated May 1, 2012, as supplemented, is incorporated herein by reference and contains more information about the Policy’s features, benefits, and risks.

Additional information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

TABLE OF CONTENTS

SPECIAL TERMS
SUMMARY OF POLICY FEATURES THAT HAVE CHANGED
important INFORMATION you should consider about the Policy
INVESTMENT OPTIONS AVAILABLE UNDER THE POLICY

SPECIAL TERMS
Administrative and Service Office - Transamerica Life Insurance Company, Attention: Customer Care Group, 6400 C Street SW, Cedar Rapids, IA 52499-0001, (800) 525-6205.
Annuitant - The person on whose life any annuity payments involving life contingencies will be based.
Annuity Commencement Date - The date upon which annuity payments are to commence. This date may be any date after the Policy Date and may not be later than the last day of the Policy month following the month after the Annuitant attains age 95. The earliest Annuity Commencement Date is at least thirty days after You purchase Your Policy. The Annuity Commencement Date may have to be earlier for Qualified policies and may be earlier if required by state law.
Fixed Account - One or more investment choices under the Policy that are part of the Company’s general assets and are not in the Separate Account.
Guaranteed Period Options - The various guaranteed interest rate periods of the Fixed Account which the Company may offer and into which premium payments may be paid or amounts transferred.
Owner (You, Your) — The person who may exercise all rights and privileges under the Policy. The Owner during the lifetime of the Annuitant and before the Annuity Commencement Date is the person designated as the Owner in the information that we require to issue a Policy.
Policy Date - The date shown on the Policy data page attached to the Policy and the date on which the Policy becomes effective.
Policy Value - On or before the Annuity Commencement Date, the Policy Value is equal to the Owner’s:
• premium payments; minus
• gross partial surrenders (partial surrenders minus excess interest adjustments); plus
• interest credited in the Fixed Account; plus
• accumulated gains in the Separate Account; minus
• accumulated losses in the Separate Account; minus
• service charges, rider fees, premium taxes, transfer fees, and other charges if any
Policy Year - A 12-month period starting on the Policy effective date and ending with the day before the Policy anniversary, and each 12-month period thereafter.
Portfolio - The investment Portfolio underlying each variable Subaccount in which we will invest any amounts the Owner allocates to that variable Subaccount.
Qualified and Non-Qualified - The Policy has a Qualified status if it is issued in connection with a retirement plan or program. Otherwise, the status is Non-Qualified.
Separate Account - Separate Account VA HH, a Separate Account established and registered as a unit investment trust under the Investment Company Act of 1940, as amended (the “1940 Act”), to which premium payments under the policies may be allocated.
Subaccount — A subdivision within the Separate Account, the assets of which are invested in a specified underlying fund Portfolio.

SUMMARY OF POLICY FEATURES THAT HAVE CHANGED
The information in this Notice is a summary of certain Policy features that have changed since the last current Prospectus. This may not reflect all of the changes that have occurred since You entered into Your Policy.
  For changes in the names of certain Portfolios and/or Advisers/Sub-advisers please refer to the Appendix - Investment Options Available Under the Policy.
  For updated Portfolio expense information please refer to Important Information You Should Consider About This Policy and the Appendix – Investment Options Available Under the Policy.
  For updated Portfolio performance information please refer to the Appendix – Investment Options Available Under the Policy.

important INFORMATION you should consider about the Policy

Your Policy prospectus dated May 1, 2012, as supplemented, contains more information about the Policy’s features, benefits, and risks in addition to what is listed below.

	FEES AND EXPENSES			Location in Prospectus
Are There Charges for Early Withdrawal?
Yes. there are potential charges and adjustments if You withdraw money from the Policy within a specified period after Your last premium payment.
  If You select the Life with Emergency Cash℠ annuity payment option, and You make a withdrawal within four years after the Annuity Commencement Date, You will be assessed a surrender charge. The maximum surrender charge is 4% of the amount surrendered, and the charge decreases to 0% after more than 4 years.
  Example: If You make an early withdrawal, You could pay a surrender charge of up to $4,000 on a $100,000 investment. This loss will be greater if there is a negative Policy adjustment, taxes, or tax penalties.
  If You remove all or part of the Policy Value from a Guaranteed period Option of the Fixed Account before the end of the guaranteed period, a Policy adjustment (also called an excess interest adjustment) may apply. This adjustment can be positive or negative, depending on interest rate changes.
  If You withdraw or transfer money from a Guaranteed period Option of the Fixed Account before the end of its guaranteed period, the Company may apply an excess interest adjustment (EIA). This adjustment may be positive or negative depending on interest rate changes since the initial guarantee. The maximum potential loss due to a negative adjustment is not capped in percentage terms, but excess interest adjustments will not reduce the Policy Value for a Guaranteed period Option below the premium payments and transfers to that Guaranteed period Option, less any prior partial surrenders and transfers from the Guaranteed period Option, plus interest at the Policy’s minimum guaranteed effective annual interest rate.
Example: If You allocate $100,000 to an investment option with a 3-year Crediting Period and later withdraw the entire amount before the 3 years have ended, You could lose up to $5,265 of Your investment. This loss will be greater if You also have to pay a surrender charge, taxes, and tax penalties.
Expenses Access to Your Money – Excess Interest Adjustment Appendix -–Excess Interest Adjustment Examples
Are There Transaction Charges?
Yes. In addition to surrender charges and Policy adjustments, the investor may incur other transaction-related charges.

Transfer Fee. You are allowed up to 12 free transfers per Policy Year. After that, a $10 fee may be charged for each additional transfer.
Special Service Fees. A fee up to $25 may be charged for special services such as overnight delivery.
Annuity Policy Fee Table and Expense Examples Expenses
Are There Ongoing Fees and Expenses? (annual charges)
Yes. The table below describes the fees and expenses that You may pay each year, depending on the options You choose. Please refer to Your Policy specifications page for information about the specific fees You will pay each year based on the options You have elected.
Annuity Policy Fee Table and Expense Examples Expenses Appendix – Portfolios Associated with the Subaccounts
	Annual Fee	Minimum	Maximum
	Base Policy[1]	0.45%	2.45%
	Portfolio Company (fund fees and expenses)[2],3	0.39%	1.08%
	Optional Benefit Expenses (if elected)[4]	0.15%	2.15%
1As a percentage, annually, of average Separate Account value.
2As a percentage of Portfolio net assets after expense reimbursements.
[3]See below Appendix: Investment Options Available Under the Policy for more information.
4As a percentage of the withdrawal base.
Because Your Policy is customizable, the choices You make affect how much You will pay. To help You understand the cost of owning Your Policy, the following table shows the lowest and highest cost You could pay each year based on current charges.

	Lowest Annual Cost $857	Highest Annual Cost $1,909
	Assumes:	Assumes:
Investment of $100,000 5% annual appreciation Least expensive Portfolio Company fees and expenses No optional benefits No sales charges No additional Premium Payments, transfers, or withdrawals
  Investment of $100,000
  5% annual appreciation
  Most expensive combination of optional benefits and Portfolio Company fees and expenses
  No sales charges
  No additional Premium Payments, transfers, or withdrawals

	RISKS			Location in Prospectus
Is There a Risk of Loss From Poor Performance?
Yes. You bear the entire investment risk for all amounts You put in the Separate Account. You could lose the amount that You invest.
  The Policy allows You to allocate funds to various Subaccounts that invest in underlying mutual fund Portfolios. These are subject to market risk, and their value can fluctuate based on performance.
  Transamerica does not guarantee that any Subaccount will achieve its investment objective or avoid losses.
  The Fixed Account offers a guaranteed minimum interest rate. Early withdrawals may be subject to an excess interest adjustment, which can reduce the amount You receive.
Summary Investment Choices - Selection of Underlying Portfolios Investment Choices - The Fixed Account
Is This a Short-Term Investment?
No. This Policy not a short-term investment and is not appropriate for an investor who needs ready access to cash. The Policy is designed for long-term accumulation of assets, typically for retirement purposes.
Summary – Other Information
What are the Risks Associated with Investment Options?
An investment in the Policy is subject to investment risk, including the risk of poor investment performance. The value of Your Policy can fluctuate and may increase or decrease depending on the performance of the investment options You select.
  You are responsible for choosing the Subaccounts that are appropriate for Your own individual circumstances and Your investment goals, financial situation, and risk tolerance. You bear the risk of any decline in the cash value of Your Policy resulting from the performance of the underlying fund Portfolios You have chosen.
  Each investment option whether a variable option (e.g., equity, bond or money market Subaccounts) or a fixed option (e.g., Fixed Account with guaranteed interest) has its own unique risks such as market volatility, interest rate risk, credit risk, liquidity risk and manager performance risk.
  The Fixed Account offers a guaranteed minimum interest rate, but early withdrawals or transfers may be subject to an excess interest adjustment which can reduce Your cash value.
Volatility Control Strategies
  One or more of the underlying fund Portfolios that may be designated investment options under each optional rider, in part, may include a volatility control strategy.
  Volatility control strategies, in periods of high market volatility, could limit Your participation in market gains; this may conflict with Your investment objectives by limiting Your ability to maximize potential growth of Your Policy Value and, in turn, the value of any guaranteed benefit that is tied to investment performance.
You should carefully evaluate with Your financial adviser whether to invest in underlying fund Portfolios with volatility control strategies, taking into consideration the potential positive or negative impact that such strategy may have on Your investment objectives, Your Policy Value and the benefits under the riders.

You should carefully review the available investment options including their objectives, strategies and risks before making an investment decision. Refer to the underlying fund prospectuses for detailed information.
Summary – The Annuity Policy Investment Choices - Selection of Underlying Portfolios Investment Choices - The Fixed Account Expenses - Excess Interest Adjustment
What are the Risks Related to the Insurance Company?
An investment in the Policy is subject to risks related to the financial condition and claims-paying ability of Transamerica Life Insurance Company (the “Company”).
  Any guarantees or benefits under the Policy including those associated with Fixed Options, guaranteed interest rates, lifetime income benefits, and death benefits are obligations of the Company and are not backed by the Separate Account or any federal agency.
  Any guarantees under a Policy that exceed Policy Value, such as those associated with any lifetime withdrawal benefit riders and any optional death benefits, are paid from our general account (and not the Separate Account). Therefore, any amount that we may be obligated to pay under the Policy in excess of Policy Value are subject to our financial strength and claims-paying ability and our long-term ability to make such payments.
  The Company’s ability to meet its obligations depends on its financial strength, including the adequacy of its reserves and capital, and the performance of its general account investments.
More information about Transamerica Life Insurance Company, including our financial strength ratings, is available by visiting transamerica.com or by calling toll-free (800) 525-6205.
Summary Other Information - Financial Condition of the Company Other Information - Transamerica Life Insurance Company
	RESTRICTIONS			Location in Prospectus
Are There Restrictions on the Investment Options?
Yes. There are restrictions that may limit the investment options available to You, as well as limitations on transfers among those options.
Transfer Limits
  You may make up to 12 free transfers per Policy Year during the accumulation phase. A $10 fee may apply for each additional transfer. Transfers must be at least $500, or the entire Subaccount value.
  The Company may restrict or reject transfers that it determines to be disruptive or harmful, including frequent trading or market timing.
Fixed Account Restrictions - Transfers are Limited:
  Transfers of interest credited are allowed, but transfers exceeding interest credited may be subject to an excess interest adjustment and may be limited to 25% per year if the adjustment is negative.
  Transfers are not allowed from the Fixed Account during the income phase.
Subaccount Availability:
  The Company does not guarantee that any Subaccount or underlying fund Portfolio will always be available.
  We reserve the right to add, remove or substitute Portfolios or Subaccounts.
  We reserve the right to limit the number of Subaccounts You may invest in at any one time.
  We reserve the right to change the investment options available under the Policy.
Static Allocation Models:
  If You elect a Static Allocation Model, Your entire Policy Value must be allocated to that model. Only one model may be used at a time and monthly rebalancing is required.
  Designated Allocation Models:
  If You elect the Retirement Income Choice℠ 1.5 Rider, You must allocate 100% of Your Policy Value to one of the designated allocation models. Transfers outside of these models are not permitted unless the rider is terminated.
The Company reserves the right to reject any premium payment or stop accepting additional premium payments, particularly if cumulative premiums exceed certain thresholds. The Company may also make changes to the features of investment options, including interest rates and crediting methods subject to any contractual guarantees.
Investment Choices Expenses Purchase - Maximum Total Premium Payments
Are There any Restrictions on Policy Benefits?
Yes. The Policy includes several restrictions and limitations on benefits, including death benefits, living benefits, and optional riders. These restrictions may affect the availability, value, or continuation of benefits under certain conditions.
Death Benefits
  Optional Guaranteed Minimum Death Benefits (GMDBs) are available for an additional fee and must be elected at the time of purchase. Once selected, they cannot be changed or added later.
  The Return of Premium equals total premiums paid minus adjusted partial surrenders.
  Annual Step-Up is based on the highest Policy Value on any Policy anniversary before age 81.
  Withdrawals (adjusted partial surrenders) reduce the GMDB by more than the amount withdrawn if the GMDB exceeds the Policy Value at the time of withdrawal.
  All death benefits terminate upon annuitization.
Guaranteed Lifetime Withdrawal Benefit (GLWB)
  The Retirement Income ChoiceSM 1.5 Rider was available for an additional fee and had to be elected during the accumulation phase. It also requires 100% allocation to a designated allocation model (Moderate Growth, Moderate or Conservative).
  Withdrawals exceeding the annual rider withdrawal amount may reduce the withdrawal base by more than the amount withdrawn and may even terminate the rider.
  Excess withdrawals can terminate the rider if they reduce the Policy Value to zero in addition to annuitization, the death of the Annuitant or an assignment or ownership change without approval.
Initial Payment Guarantee (IPG)
  Once elected at annuitization the IPG is irrevocable. It guarantees that variable annuity payments will not fall below a percentage of the initial payment which only applies to variable payments and is subject to an additional fee.
Death Benefit Appendix – Death Benefit Additional Features - Retirement Income ChoiceSM 1.5 Rider Appendix – GLWB Adjusted Partial Surrenders Additional Features - Initial Payment Guarantee
	TAXES			Location in Prospectus
What Are the Policy’s Tax Implications?
The tax treatment of the Policy can be complex and depends on Your individual circumstances. You should consult a qualified tax professional to determine the specific tax implications of investing in and receiving payments under the Policy.
  Earnings under the Policy are generally not taxed until they are withdrawn. Withdrawals are taxed as ordinary income to the extent they represent earnings.
  If You are under the age of 59½ at the time of withdrawal a 10% federal penalty tax may apply to the taxable portion, unless and exception applies.
  Non-Qualified Policy withdrawals are treated as coming from earnings first and Qualified Policy withdrawals are generally fully taxable.
  The Policy may be subject to state and local taxes, premium taxes and Medicare surtaxes on investment income.
Taxes
	CONFLICT OF INTEREST			Location in Prospectus
How Are Investment Professionals Compensated?
Some investment professionals may receive compensation for selling the Policy to investors. Our affiliate, Transamerica Capital, LLC (“TCL”) (formerly known as Transamerica Capital, Inc. (“TCI”)) is the principal underwriter and may share the revenue we earn on this Policy with Your investment professional’s firm.
  The selling firms have entered into written selling agreements with TCL as principal underwriter for the policies. We pay commissions through TCL to the selling firms for the sales of the policies.
  Broker-dealers may also be paid commissions and overrides to “wholesale” the policies, that is, to provide sales support and training to sales representatives at the selling firms. We also provide compensation to a limited number of broker dealers for providing ongoing service in relation to the policies that have already been purchased.
  TCL may pay (or allow other broker-dealers to provide) promotional incentives or payments in the form of cash or non-cash compensation or reimbursement to some, but not all, selling firms and their sales representatives. These arrangements are sometimes referred to as “revenue sharing” arrangements.
  The insurer’s affiliated distributor may receive payments from fund managers or their affiliates, which may be used to support the sale and servicing of the Policy.
You should be aware that a selling firm or its sales representatives may receive different compensation or incentives for selling one product over another. In some cases, these differences may create an incentive for the selling firm or its sales representatives to recommend or sell this Policy to You. You may wish to take such incentives into account when considering and evaluating any recommendation relating to the policies.
Other Information – Distribution of the Policies
Should I Exchange My Policy?
Some investment professionals may have a financial incentive to recommend that You exchange Your existing annuity Policy for a new one. This is because they may receive a commission or other compensation for selling the new Policy.
  Before exchanging Your current Policy, You should carefully compare the features, fees, and risks of both the existing and proposed Policies. You should also consider any surrender charges, tax implications, or other penalties that may apply if You terminate Your current Policy.
  You should only proceed with an exchange if, after a thorough comparison, You determine that the new Policy better meets Your financial needs and objectives.
An Owner contemplating any such transfer, assignment, selection, exchange or change should contact a competent tax adviser with respect to the potential tax effects of such a transaction.
Taxes - Transfers, Assignments or Exchanges of Policies Other Information – Distribution of the Policies

APPENDIX

INVESTMENT OPTIONS AVAILABLE UNDER THE POLICY
The following is a list of current Portfolio Companies available under the Policy, which are subject to change as discussed in this prospectus. Depending on the optional benefits You choose, You may not be able to invest in certain Portfolio Companies.
Certain Subaccounts may not be available in all states, at all times or through all financial intermediaries. We may discontinue offering any Subaccount at any time. In some cases, a Subaccount not available through a financial intermediary may be obtained by contacting us directly. For more information on the options available for electing a Subaccount, please contact Your financial intermediary or our Administrative Office.
More information about the Portfolio Companies is available in the prospectuses for the Portfolio Companies, which may be amended from time to time and can be found online at http://dfinview.com/Transamerica/TAHD/89346E782?site=VAVUL
You can also request this information at no cost by calling our Administrative Office at (800) 525-6205.
The current expenses and performance below reflect fees and expenses of the Portfolio Companies, but do not reflect the other fees and expenses that Your Policy may charge. Expenses would be higher, and performance would be lower if these other charges were included. Each Portfolio Company’s past performance is not necessarily an indication of future performance.

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser(1)	Current Expenses	1 year	5 years	10 years
Seeks capital appreciation.	DWS Alternative Asset Allocation VIP - Class A Advised by: DWS Investment Management Americas Inc.; Sub-Advised by: RREEF America L.L.C.	0.93%	10.50%	5.29%	4.89%
Seeks long-term growth of capital.	DWS Capital Growth VIP - Class A Advised by: DWS Investment Management Americas Inc.	0.49%	12.53%	10.92%	15.29%
Seeks to achieve a high rate of total return.	DWS CROCI U.S. VIP - Class A Advised by: DWS Investment Management Americas Inc.	0.79%	17.19%	12.30%	8.17%
Seeks above-average capital appreciation over the long term.	DWS Global Small Cap VIP - Class A Advised by: DWS Investment Management Americas Inc.	1.08%	20.51%	6.74%	6.70%
Seeks maximum current income to the extent consistent with stability of principal.	DWS Government Money Market VIP - Class A Advised by: DWS Investment Management Americas Inc.	0.39%	3.96%	2.97%	1.87%
Seeks to provide a high level of current income.	DWS High Income VIP - Class A Advised by: DWS Investment Management Americas Inc.	0.90%	8.94%	4.25%	6.00%
Seeks long-term capital appreciation.	DWS Small Mid Cap Growth VIP - Class A Advised by: DWS Investment Management Americas Inc.	0.85%	8.11%	2.05%	7.34%
Seeks long-term capital appreciation.	DWS Small Mid Cap Value VIP - Class A Advised by: DWS Investment Management Americas Inc.	0.87%	18.21%	9.66%	7.57%
To seek to provide high total return through a combination of current income and capital appreciation.	Transamerica Aegon Bond VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Aegon USA Investment Management, LLC	0.53%	7.13%	-0.34%	2.08%
To seek to achieve maximum total return.	Transamerica Aegon Core Bond VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Aegon USA Investment Management, LLC	0.48%	6.99%	-0.14%	2.09%
To seek to maximize total return.	Transamerica BlackRock Real Estate Securities VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.86%	9.51%	2.64%	3.65%
To seek long-term capital appreciation.	Transamerica International Focus VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Sands Capital Management, LLC	0.83%	6.47%	0.99%	5.45%
Seeks to maximize long-term growth	Transamerica WMC US Growth VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Wellington Management Company LLP	0.89%	17.47%	12.05%	16.13%

(1) Some Subaccounts may be available for certain policies and may not be available for all policies. You should work with Your registered representative to decide which Subaccount(s) may be appropriate for You based on a thorough analysis of Your particular insurance needs, financial objective, investment goals, time horizons, and risk tolerance.
(2) There can be no assurance that any money market Portfolio offered under this Policy will be able to maintain a stable net asset value per share during extended periods of low interest rates, and partly as a result of Policy charges, the yield on the money market Subaccount may become extremely low and possibly negative.

NOTE: All underlying fund Portfolios in the Transamerica Series Trust are advised by Transamerica Asset Management. The entities listed are the sub-advisers unless otherwise indicated.

Please retain this Notice for future reference. The last prospectus and statement of additional information for the Policy Dated May 1, 2012, as supplemented, contains more information about the Policy. You may contact us for additional information free of charge at (800) 525-6205 or write to us at:
Transamerica Life Insurance Company
6400 C Street SW
Cedar Rapids, IA 52499
Reports and other information about the Separate Account are available on the SEC’s website at sec.gov, and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

Product File Number on Edgar System - 333-173285
EDGAR Contract Identifier No. is #C000101931